

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 16, 2018

Tien Tzuo
Chief Executive Officer
Zuora, Inc.
3050 South Delaware Street, Suite 301
San Mateo, CA 94403

> **Re: Zuora, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 5, 2018**
> **CIK No. 0001423774**

Dear Mr. Tzuo:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operational and Financial Metrics

Recurring Profit Margin, page 70

1.   Please explain further why sales and marketing expense is excluded from your calculation of non-GAAP recurring profit margin as this expense, or at least a portion thereof, appears to be normal, recurring cash operating expenses necessary to operate your subscription business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures. Also, clarify further for us what this measure represents and revise to further explain why management believes this is useful information to investors regarding your financial condition and results of

Tien Tzuo
Zuora, Inc.
March 16, 2018
Page 2

operations. To the extent material, disclose the additional purposes, if any, for which management uses this measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Jeffrey Vetter, Esq.
          Fenwick & West LLP